APPLIED NEUROSOLUTIONS, INC.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL 60061

November 28, 2006

BY FAX (202-772-9217) AND ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Esq.

RE:     Applied NeuroSolutions, Inc.
    Post-Effective Amendment No. 4
   To Registration Statement on Form SB-2, File No.: 333-113821

Dear Mr. Riedler:

Applied NeuroSolutions, Inc. hereby requests acceleration of the effective time of the above-referenced Post-Effective Amendment No. 4 to the Registration Statement to 10:00 AM on November 29, 2006 or as soon thereafter as is possible. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

APPLIED NEUROSOLUTIONS, INC.

By:      /s/ David Ellison
David Ellison
Chief Financial Officer